Exhibit 99.3

[Dealer Name and Address]

[________], 2026

To: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier

Jersey, Channel Islands JE2 3NJ

Attention:  [________]

Phone:  [________]

Email:  [________]

Re: [Base][Additional] Call Option Transaction

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the call option transaction entered into between [Dealer Name] (“Dealer”) and Caledonia Mining Corporation Plc (“Counterparty”) as of the Trade Date specified below (the “Transaction”). This letter agreement constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below. Each party further agrees that this Confirmation together with the Agreement evidence a complete binding agreement between Counterparty and Dealer as to the subject matter and terms of the Transaction to which this Confirmation relates, and shall supersede all prior or contemporaneous written or oral communications with respect thereto.

1. The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”), as published by the International Swaps and Derivatives Association, Inc. (“ISDA”) are incorporated into this Confirmation. In the event of any inconsistency between the Equity Definitions and this Confirmation, this Confirmation shall govern. Certain defined terms used herein are based on terms that are defined in the Preliminary Offering Memorandum dated [__], 2026 (the “Offering Memorandum”) relating to the [__]% Convertible Senior Notes due 2033 (as originally issued by Counterparty, the “Convertible Notes” and each USD 1,000 principal amount of Convertible Notes, a “Convertible Note”) issued by Counterparty in an aggregate initial principal amount of USD [ ] (as increased by [up to]1 an aggregate principal amount of USD [ ] [if and to the extent that]2[pursuant to the exercise by]3 the Initial Purchasers (as defined herein) [exercise]4[of]5 their option to purchase additional Convertible Notes pursuant to the Purchase Agreement (as defined herein)) pursuant to an Indenture [to be]6 dated [__], 2026 between Counterparty and [U.S. Bank Trust Company, National Association], as trustee (the “Indenture”). In the event of any inconsistency between the terms defined in the Offering Memorandum, the Indenture and this Confirmation, this Confirmation shall govern. The parties acknowledge that this Confirmation is entered into on the date hereof with the understanding that (i) definitions set forth in the Indenture which are also defined herein by reference to the Indenture and (ii) sections of the Indenture that are referred to herein will conform to the descriptions thereof in the Offering Memorandum. If any such definitions in the Indenture or any such sections of the Indenture differ from the descriptions thereof in the Offering Memorandum, the descriptions thereof in the Offering Memorandum will govern for purposes of this Confirmation. The parties further acknowledge that the Indenture section numbers used herein are based on the [draft of the Indenture last reviewed by Dealer as of the date of this Confirmation, and if any such section numbers are changed in the Indenture as executed, the parties will amend this Confirmation in good faith to preserve the intent of the parties]7[Indenture as executed]8. Subject to the foregoing, references to the Indenture herein are references to the Indenture as in effect on the date of its execution, and if the Indenture is amended or supplemented following such date (other than any amendment or supplement (x) pursuant to Section [10.01(h)]9 of the Indenture that, as determined by the Calculation Agent, conforms the Indenture to the description of Convertible Notes in the Offering Memorandum or (y) pursuant to Section [14.07]10 of the Indenture, subject, in the case of this clause (y), to the second paragraph under “Method of Adjustment” in Section 3), any such amendment or supplement will be disregarded for purposes of this Confirmation unless the parties agree otherwise in writing. This Confirmation evidences a complete and binding agreement between Dealer and Counterparty as to the terms of the Transaction to which this Confirmation relates. This Confirmation shall supplement, form a part of, and be subject to an agreement in the form of the 2002 ISDA Master Agreement (the “Agreement”) as if Dealer and Counterparty had executed an agreement in such form (but without any Schedule except for (i) the election of the laws of the State of New York as the governing law (without reference to choice of law doctrine), (ii) in respect of Section 5(a)(vi) of the Agreement, (a) the “Cross Default” provisions shall apply to Dealer with a “Threshold Amount” of three percent of the shareholders’ equity of [Dealer][Dealer’s ultimate parent] as of the Trade Date, (b) the phrase “or becoming capable at such time of being declared” shall be deleted from clause (1) and (c) the following language shall be added to the end thereof: “Notwithstanding the foregoing, a default under subsection (2) hereof shall not constitute an Event of Default if (x) the default was caused solely by error or omission of an administrative or operational nature; (y) funds were available to enable the party to make the payment when due; and (z) the payment is made within two Local Business Days of such party’s receipt of written notice of its failure to pay”, (iii) the term “Specified Indebtedness” shall have the meaning specified in Section 14 of the Agreement, except that such term shall not include obligations in respect of deposits received in the ordinary course of a party’s banking business and (iv) the “Default Under Specified Transaction” provision of Section 5(a)(v) of the Agreement shall not apply to Counterparty) on the Trade Date. In the event of any inconsistency between provisions of the Agreement and this Confirmation, this Confirmation will prevail for the purpose of the Transaction to which this Confirmation relates. The parties hereby agree that no transaction other than the Transaction to which this Confirmation relates shall be governed by the Agreement. If there exists any ISDA Master Agreement between Dealer and Counterparty or any confirmation or other agreement between Dealer and Counterparty pursuant to which an ISDA Master Agreement is deemed to exist between Dealer and Counterparty, then notwithstanding anything to the contrary in such ISDA Master Agreement, such confirmation or agreement or any other agreement to which Dealer and Counterparty are parties, the Transaction shall not be considered a Transaction under, or otherwise governed by, such existing or deemed ISDA Master Agreement.

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1 Include in the Base Call Option Confirmation.

2 Include in the Base Call Option Confirmation.

3 Include in the Additional Call Option Confirmation.

4 Include in the Base Call Option Confirmation.

5 Include in the Additional Call Option Confirmation.

6 Insert if Indenture is not completed at the time of the Confirmation.

7 Include in the Base Call Option Confirmation. Include in the Additional Call Option Confirmation if it is executed before closing of the base deal.

8 Include in the Additional Call Option Confirmation, but only if the Additional Call Option Confirmation is executed after closing of the base deal.

9 Include cross-reference to Indenture section permitting amendments without holder consent to conform the Indenture to the Description of Notes.

10 Include cross-reference to Indenture section relating to Share Exchange Events.

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2.	The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms.

	Trade Date:	[________], 2026

	Effective Date:	The second Exchange Business Day immediately prior to the Premium Payment Date, subject to Section 9(u).

	Option Style:	“European”, as described under “Procedures for Exercise” below

	Option Type:	Call

	Buyer:	Counterparty

	Seller:	Dealer

	Shares:	The common shares of Counterparty, with no par value (Exchange symbol “CMCL”).

	Number of Options:	[_______]11. For the avoidance of doubt, the Number of Options shall be reduced by any Options exercised by Counterparty. In no event will the Number of Options be less than zero.

	Applicable Percentage:	[__]%

	Option Entitlement:	A number equal to the product of the Applicable Percentage and [______]12.

	Strike Price:	USD [______]

	Cap Price	USD [______]

	Premium:	USD [______]

	Premium Payment Date:	[________], 2026

	Exchange:	NYSE American

	Related Exchange(s):	All Exchanges

	Excluded Provisions:	[Section 14.04(h) and Section 14.03]13 of the Indenture.

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11 For the Base Call Option Confirmation, this is equal to the number of Convertible Notes in principal amount of $1,000 initially issued on the closing date for the Convertible Notes. For the Additional Call Option Confirmation, this is equal to the number of additional Convertible Notes in principal amount of $1,000.

12 Insert the initial Conversion Rate for the Convertible Notes.

13 Include cross-references to Indenture sections permitting discretionary adjustments to the Conversion Rate by the Counterparty and addressing “make-whole” adjustments to the Conversion Rate in connection with a make-whole fundamental change or a redemption.

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Conversion Date:	With respect to any conversion of a Convertible Note, the date on which the “Holder” (as such term is defined in the Indenture) of such Convertible Note satisfies all of the requirements for conversion thereof as set forth in Section [14.02(b)]14 of the Indenture; provided that in no event shall a Conversion Date be deemed to occur hereunder with respect to any surrender of a Convertible Note for conversion in respect of which Counterparty has elected to designate a financial institution for exchange in lieu of conversion of such Convertible Note pursuant to Section [14.12]15 of the Indenture.

Free Convertibility Date:	October 15, 2032

Procedures for Exercise.

Expiration Time:	The Valuation Time

Expiration Date:	January 15, 2033

Automatic Exercise:	Notwithstanding Section 3.4 of the Equity Definitions or anything to the contrary in this Confirmation, unless Counterparty notifies Dealer in writing prior to 5:00 p.m. (New York City time) on the Scheduled Valid Day immediately preceding the Expiration Date that it does not wish Automatic Exercise to occur, all Options then outstanding as of 5:00 p.m. (New York City time) on the Expiration Date will be deemed to be automatically exercised.

Valuation Time:	At the close of trading of the regular trading session on the Exchange; provided that if the principal trading session is extended, the Calculation Agent shall determine the Valuation Time in good faith and in its commercially reasonable discretion.

Market Disruption Event:	Section 6.3(a) of the Equity Definitions is hereby replaced in its entirety by the following:

“‘Market Disruption Event’ means, in respect of a Share, (i) a failure by the primary United States national or regional securities exchange or market on which the Shares are listed or admitted for trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. (New York City time) on any Scheduled Valid Day for the Shares for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Shares or in any options contracts or futures contracts relating to the Shares.”

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14 Include cross-reference to Indenture section setting forth requirements for conversion.

15 Include cross-reference to Indenture section providing for exchange in lieu of conversion.

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Settlement Terms.

Settlement Method:	For any Option, Cash Settlement; provided that Counterparty may notify Dealer in writing no later than 5:00 p.m. (New York City time) on the Free Convertibility Date that it is making an election for the Settlement Method to be Net Share Settlement or Combination Settlement, with, if Counterparty is electing Combination Settlement, a “Specified Cash Amount” designated by Counterparty in such notice; provided that Dealer shall give effect to such election only if (a) any notice of such election is accompanied by a representation and warranty that on the date of such notice, Counterparty is not in possession of material non-public information or inside information (however such terms are defined under all applicable laws and regulations in each relevant jurisdiction) with respect to Counterparty or the Shares, (b) the Jersey Share Settlement Conditions have been satisfied on or prior to making of such election and (c) Dealer agrees, in its sole discretion, to such election.

Counterparty acknowledges its responsibilities under applicable securities laws, and in particular Sections 9 and 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, if applicable, the Financial Services and Markets Act 2000, the UK version of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation), which is part of UK law by virtue of the European Union (Withdrawal) Act 2018 ("UK MAR") and the Securities and Exchange (Victoria Falls Stock Exchange Listings Requirements) Rules, 2020 (the “VFEX Listing Requirements”), and in each case the rules and regulations promulgated thereunder in respect of such election.

Net Share Settlement:	If Net Share Settlement is applicable to any Option exercised hereunder, Dealer will deliver to Counterparty, on the relevant Settlement Date for each such Option, a number of Shares (the “Net Share Settlement Amount”) equal to the sum, for each Valid Day during the Settlement Averaging Period for each such Option, of (i) (a) the Daily Option Value for such Valid Day, divided by (b) the Relevant Price on such Valid Day, divided by (ii) the number of Valid Days in the Settlement Averaging Period.

Dealer will pay cash in lieu of delivering any fractional Shares to be delivered with respect to any Net Share Settlement Amount valued at the Relevant Price for the last Valid Day of the Settlement Averaging Period.

Combination Settlement:	If Combination Settlement is applicable to any Option exercised hereunder, Dealer will pay or deliver, as the case may be, to Counterparty, on the relevant Settlement Date for each such Option:

(i)	cash (the “Combination Settlement Cash Amount”) equal to the sum, for each Valid Day during the Settlement Averaging Period for such Option, of (A) an amount (the “Daily Combination Settlement Cash Amount”) equal to the lesser of (1) the product of (x) the Applicable Percentage and (y) the Specified Cash Amount minus USD 1,000 and (2) the Daily Option Value for such Valid Day, divided by (B) the number of Valid Days in the Settlement Averaging Period; provided that if the calculation in clause (A) above results in zero or a negative number for any Valid Day, the Daily Combination Settlement Cash Amount for such Valid Day shall be deemed to be zero; and

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(ii)	Shares (the “Combination Settlement Share Amount”) equal to the sum, for each Valid Day during the Settlement Averaging Period for such Option, of a number of Shares for such Valid Day (the “Daily Combination Settlement Share Amount”) equal to (A) (1) the Daily Option Value for such Valid Day minus the Daily Combination Settlement Cash Amount for such Valid Day, divided by (2) the Relevant Price on such Valid Day, divided by (B) the number of Valid Days in the Settlement Averaging Period; provided that if the calculation in sub-clause (A)(1) above results in zero or a negative number for any Valid Day, the Daily Combination Settlement Share Amount for such Valid Day shall be deemed to be zero.

Dealer will pay cash in lieu of delivering any fractional Shares to be delivered with respect to any Combination Settlement Share Amount valued at the Relevant Price for the last Valid Day of the Settlement Averaging Period.

Jersey Share Settlement Conditions:	Prior to Counterparty making an election for the Settlement Method to be Net Share Settlement or Combination Settlement in accordance with the “Settlement Method” provisions above, Counterparty shall have provided to Dealer, to Dealer’s reasonable satisfaction, (a) a certified copy of a special resolution of the Issuer authorizing the purchase by Counterparty and Dealer of, a number of shares equals or exceeds the Number of Shares that Dealer is required to be delivered in accordance with the terms of the Transaction, as required under Article 57 of the Companies (Jersey) Law 1991 (such resolution to be in full force and effect at all times) and (b) a certificate confirming to Dealer that the representations set out in Section 8 below are true and correct on the date of such election and on the Settlement Date of the relevant Options, and that such purchase of Shares is otherwise made in compliance with all applicable laws and the constitutional documents of Counterparty.

Cash Settlement:	If Cash Settlement is applicable to any Option exercised or deemed exercised hereunder, in lieu of Section 8.1 of the Equity Definitions, Dealer will pay to Counterparty, on the relevant Settlement Date for each such Option, an amount of cash (the “Cash Settlement Amount”) equal to the sum, for each Valid Day during the Settlement Averaging Period for such Option, of (i) the Daily Option Value for such Valid Day, divided by (ii) the number of Valid Days in the Settlement Averaging Period.

Daily Option Value:	For any Valid Day, an amount equal to (i) the Option Entitlement on such Valid Day, multiplied by (ii) (A) the lesser of the Relevant Price on such Valid Day and the Cap Price, less (B) the Strike Price on such Valid Day; provided that if the calculation contained in clause (ii) above results in a negative number, the Daily Option Value for such Valid Day shall be deemed to be zero. In no event will the Daily Option Value be less than zero.

Valid Day:	A day on which (i) there is no Market Disruption Event and (ii) trading in the Shares generally occurs on the Exchange or, if the Shares are not then listed on the Exchange, on the principal other United States national or regional securities exchange on which the Shares are then listed or, if the Shares are not then listed on a United States national or regional securities exchange, on the principal other market on which the Shares are then listed or admitted for trading. If the Shares are not so listed or admitted for trading, “Valid Day” means a Business Day.

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Scheduled Valid Day:	A day that is scheduled to be a Valid Day on the principal United States national or regional securities exchange or market on which the Shares are listed or admitted for trading. If the Shares are not so listed or admitted for trading, “Scheduled Valid Day” means a Business Day.

Business Day:	Any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

Relevant Price:	On any Valid Day, the per Share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page CMCL <equity> AQR (or its equivalent successor if such page is not available) in respect of the period from the scheduled opening time of the Exchange to the Scheduled Closing Time of the Exchange on such Valid Day (or if such volume-weighted average price is unavailable at such time, the market value of one Share on such Valid Day, as determined by the Calculation Agent in good faith and in a commercially reasonable manner using, if practicable, a volume-weighted average method). The Relevant Price will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

Settlement Averaging Period:	For any Option and regardless of the Settlement Method applicable to such Option, the 60 consecutive Valid Days commencing on, and including, the 61st Scheduled Valid Day immediately prior to the Expiration Date.

Settlement Date:	For any Option, the second Business Day immediately following the final Valid Day of the Settlement Averaging Period for such Option.

Settlement Currency:	USD

Other Applicable Provisions:	The provisions of Sections 9.1(c), 9.8, 9.9 and 9.11 of the Equity Definitions will be applicable, except that all references in such provisions to “Physically-settled” shall be read as references to “Share Settled”. “Share Settled” in relation to any Option means that Net Share Settlement or Combination Settlement is applicable to that Option.

Representation and Agreement:	Notwithstanding anything to the contrary in the Equity Definitions (including, but not limited to, Section 9.11 thereof), the parties acknowledge that (i) any Shares delivered to Counterparty shall be, upon delivery, subject to restrictions and limitations arising from Counterparty’s status as issuer of the Shares under applicable United States, United Kingdom, Canadian and Jersey securities laws, (ii) Dealer may deliver any Shares required to be delivered hereunder in certificated form in lieu of delivery through the Clearance System and (iii) any Shares delivered to Counterparty may be “restricted securities” (as defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)).

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3.	Additional Terms applicable to the Transaction.

Adjustments applicable to the Transaction:

	Potential Adjustment Events:	Notwithstanding Section 11.2(e) of the Equity Definitions, a “Potential Adjustment Event” means an occurrence of any event or condition, as set forth in any Dilution Adjustment Provision, that would result in an adjustment under the Indenture (or, if no Convertible Notes remain outstanding, would have resulted in an adjustment under the Indenture if the Convertible Notes were still outstanding) to the “Conversion Rate” or the composition of a “unit of Reference Property” or to any “Last Reported Sale Price,” “Daily VWAP,” “Daily Conversion Value” or “Daily Settlement Amount” (each as defined in the Indenture). For the avoidance of doubt, Dealer shall not have any delivery or payment obligation hereunder, and no adjustment shall be made to the terms of the Transaction (other than pursuant to Section 9(w) hereof), on account of (x) any distribution of cash, property or securities by Counterparty to holders of the Convertible Notes (upon conversion or otherwise) or (y) any other transaction in which holders of the Convertible Notes are entitled to participate, in each case, in lieu of an adjustment under the Indenture of the type referred to in the immediately preceding sentence (including, without limitation, pursuant to the [fourth sentence of the first paragraph of Section 14.04(c)]16 of the Indenture or the [fourth sentence of the first paragraph of Section 14.04(d)]17 of the Indenture).

	Method of Adjustment:	Calculation Agent Adjustment, which means that, notwithstanding Section 11.2(c) of the Equity Definitions, upon any Potential Adjustment Event, the Calculation Agent, acting in good faith and commercially reasonably, taking into account the relevant provisions of the Indenture, shall make a corresponding adjustment to any one or more of the Strike Price, Number of Options, Option Entitlement and any other variable relevant to the exercise, settlement or payment for the Transaction.

Notwithstanding the foregoing and “Consequences of Merger Events / Tender Offers” below:

(i)	if the Calculation Agent in good faith disagrees with any adjustment to the Convertible Notes that involves an exercise of discretion by Counterparty or its board of directors (including, without limitation, pursuant to Section [14.05]18 of the Indenture, Section [14.07]19 of the Indenture or any supplemental indenture entered into thereunder or in connection with any proportional adjustment or the determination of the fair value of any securities, property, rights or other assets), then in each such case, the Calculation Agent will determine the adjustment to be made to any one or more of the Strike Price, Number of Options, Option Entitlement and any other variable relevant to the exercise, settlement or payment for the Transaction in a commercially reasonable manner, taking into account the relevant provisions of the Indenture; provided that, notwithstanding the foregoing, if any Potential Adjustment Event occurs during the Settlement Averaging Period but no adjustment was made to any Convertible Note under the Indenture because the relevant “Holder” (as such term is defined in the Indenture) was deemed to be a record owner of the underlying Shares on the related Conversion Date, then the Calculation Agent shall, consistent with the methodology set forth in the Indenture, make a commercially reasonable adjustment to the terms hereof in order to account for such Potential Adjustment Event;

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16 Include cross-reference to Indenture section providing for pass-through of Distributed Property, at the same time as it is received by holders of the Shares, in lieu of a Conversion Rate adjustment.

17 Include cross-reference to Indenture section providing for pass-through of cash, at the same time as it is received by holders of the Shares, in lieu of a Conversion Rate adjustment.

18 Include cross-reference to Indenture section providing for adjustments where a Conversion Rate adjustment occurs during a period over which VWAP, conversion value, settlement amount or closing price is calculated.

19 Include cross-reference to Indenture section describing consequences of Share Exchange Events.

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(ii)	in connection with any Potential Adjustment Event as a result of an event or condition set forth in Section [14.04(b)]20 of the Indenture or Section [14.04(c)]21 of the Indenture where, in either case, the period for determining “Y” (as such term is used in Section [14.04(b)]22 of the Indenture) or “SP0” (as such term is used in Section [14.04(c)]23 of the Indenture), as the case may be, begins before Counterparty has publicly announced the event or condition giving rise to such Potential Adjustment Event, then the Calculation Agent shall have the right to adjust, in good faith and in a commercially reasonable manner, any variable relevant to the exercise, settlement or payment for the Transaction as appropriate to reflect the commercially reasonable costs (including, but not limited to, hedging mismatches and market losses) and expenses incurred by Dealer in connection with its commercially reasonable hedging activities as a result of such event or condition not having been publicly announced prior to the beginning of such period; and

(iii)	if any Potential Adjustment Event is declared and (a) the event or condition giving rise to such Potential Adjustment Event is subsequently amended, modified, cancelled or abandoned, (b) the “Conversion Rate” (as defined in the Indenture) is otherwise not adjusted at the time or in the manner contemplated by the relevant Dilution Adjustment Provision based on such declaration or (c) the “Conversion Rate” (as defined in the Indenture) is adjusted as a result of such Potential Adjustment Event and subsequently re-adjusted (each of clauses (a), (b) and (c), a “Potential Adjustment Event Change”) then, in each case, the Calculation Agent shall have the right to adjust, in good faith and in a commercially reasonable manner, any variable relevant to the exercise, settlement or payment for the Transaction as appropriate to reflect the commercially reasonable costs (including, but not limited to, hedging mismatches and market losses) and commercially reasonable expenses incurred by Dealer in connection with its commercially reasonable hedging activities as a result of such Potential Adjustment Event Change.

For the avoidance of doubt, if Dealer, the Calculation Agent or the Determining Party is required to make any calculation, adjustment or determination under this Section 3 by reference to any adjustment to the Convertible Notes or any adjustment, calculation or determination under the Indenture at a time at which the Convertible Notes are no longer outstanding, Dealer, the Calculation Agent or the Determining Party, as the case may be, shall make such calculation, adjustment or determination, as applicable, as if the Convertible Notes remained outstanding.

Dilution Adjustment Provisions:	[Sections 14.04(a), (b), (c), (d) and (e) and Section 14.05]24 of the Indenture.

Extraordinary Events applicable to the Transaction:

Merger Events:	Applicable; provided that notwithstanding Section 12.1(b) of the Equity Definitions, a “Merger Event” means the occurrence of any event or condition set forth in the definition of “Share Exchange Event” in Section [14.07(a)]25 of the Indenture.

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20 Include cross-reference to Indenture section providing for an adjustment to the Conversion Rate in connection with a below-market rights, options or warrants offering.

21 Include cross-reference to Indenture section providing for an adjustment to the Conversion Rate in connection with distributions of Distributed Property.

22 Include cross-reference to Indenture section providing for an adjustment to the Conversion Rate in connection with a below-market rights, options or warrants offering.

23 Include cross-reference to Indenture section providing for an adjustment to the Conversion Rate in connection with distributions of Distributed Property.

24 Include cross-references to Indenture sections containing anti-dilution adjustments to the Conversion Rate.

25 Include cross-reference to Indenture section describing consequences of Share Exchange Events.

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Tender Offers:	Applicable; provided that notwithstanding Section 12.1(d) of the Equity Definitions, a “Tender Offer” means the occurrence of any event or condition set forth in Section [14.04(e)]26 of the Indenture.

Consequences of Merger Events/

Tender Offers:	Notwithstanding Section 12.2 and Section 12.3 of the Equity Definitions, upon the occurrence of a Merger Event or a Tender Offer, the Calculation Agent shall make a corresponding adjustment in respect of any adjustment under the Indenture to any one or more of the nature of the Shares (in the case of a Merger Event, including, without limitation, to the extent any depositary receipts constitute “Reference Property” under, and as defined in, the Indenture), Strike Price, Number of Options, Option Entitlement and any other variable relevant to the exercise, settlement or payment for the Transaction, subject to the second paragraph under “Method of Adjustment”; provided, however, that such adjustment shall be made without regard to any adjustment to the “Conversion Rate” (as defined in the Indenture) pursuant to any Excluded Provision; provided further that if with respect to any Merger Event or any Tender Offer, (A) the consideration for the Shares includes (or, at the option of a holder of Shares, may include) securities issued (including, without limitations, depositary receipts with respect to shares) by an entity or person that (x) does not become Counterparty and does not agree to be subject to Sections 9(b) and 9(m) of this Confirmation, or (y) is neither a corporation nor an entity that is treated as a corporation for U.S. federal income tax purposes or treated as a company for Jersey tax purposes that is organized under the laws of the United States, any State thereof, the District of Columbia, or the laws of Jersey or (B) Counterparty to the Transaction following such Merger Event or Tender Offer will not be either the Issuer or a corporation organized under the laws of the United States, any State thereof, the District of Columbia, or a company under the laws of Jersey, then Cancellation and Payment (Calculation Agent Determination) may apply at Dealer’s commercially reasonable election; provided further that, for the avoidance of doubt, adjustments shall be made pursuant to the provisions set forth above regardless of whether any Merger Event or Tender Offer gives rise to an Early Conversion.

Consequences of Announcement Events:	Modified Calculation Agent Adjustment as set forth in Section 12.3(d) of the Equity Definitions; provided that, in respect of an Announcement Event, (x) references to “Tender Offer” shall be replaced by references to “Announcement Event” and references to “Tender Offer Date” shall be replaced by references to “date of such Announcement Event”, (y) the phrase “exercise, settlement, payment or any other terms of the Transaction (including, without limitation, the spread)” shall be replaced with the phrase “Cap Price (provided that in no event shall the Cap Price be less than the Strike Price)” and the words “whether within a commercially reasonable (as determined by the Calculation Agent) period of time prior to or after the Announcement Event” shall be inserted prior to the word “which” in the seventh line, and (z) for the avoidance of doubt, the Calculation Agent shall, in good faith and in a commercially reasonable manner, determine whether the relevant Announcement Event has had a material economic effect on the Transaction (and, if so, shall, acting in good faith and in a commercially reasonable manner, adjust the Cap Price accordingly) on one or more occasions on or after the date of the Announcement Event up to, and including, the Expiration Date, any Early Termination Date and/or any other date of cancellation, it being understood that any adjustment in respect of an Announcement Event shall take into account any earlier adjustment relating to the same Announcement Event. An Announcement Event shall be an “Extraordinary Event” for purposes of the Equity Definitions, to which Article 12 of the Equity Definitions is applicable.

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26 Include cross-reference to Indenture section providing for adjustments for issuer tender offers.

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Announcement Event:	(i) The public announcement by Issuer, any subsidiary of Issuer, any affiliate of Issuer, any agent of Issuer, any Valid Third Party Entity or any affiliate or agent of a Valid Third Party Entity (each, a “Relevant Party”) of (x) any transaction or event that, if completed, would constitute a Merger Event or Tender Offer, (y) any potential acquisition or disposition by Issuer and/or its subsidiaries where the aggregate consideration exceeds 35% of the market capitalization of Issuer as of the date of such announcement (a “Transformative Transaction”) or (z) the intention to enter into a Merger Event or Tender Offer or a Transformative Transaction, (ii) the public announcement by Issuer of an intention to solicit or enter into, or to explore strategic alternatives or other similar undertaking that may include, a Merger Event or Tender Offer or a Transformative Transaction or (iii) any subsequent public announcement by any Relevant Party (in the case of a transaction or intention pursuant to clause (i)) or Issuer (in the case of a transaction or intention pursuant to clause (ii)) of a change to a transaction or intention that is the subject of an announcement of the type described in clause (i) or (ii) of this sentence (including, without limitation, a new announcement, whether or not by the same party, relating to such a transaction or intention or the announcement of a withdrawal from, or the abandonment or discontinuation of, such a transaction or intention), as determined by the Calculation Agent in a commercially reasonable manner. For the avoidance of doubt, the occurrence of an Announcement Event with respect to any transaction or intention shall not preclude the occurrence of a later Announcement Event with respect to such transaction or intention. For purposes of this definition of “Announcement Event,” (A) “Merger Event” shall mean such term as defined under Section 12.1(b) of the Equity Definitions (but, for the avoidance of doubt, the remainder of the definition of “Merger Event” in Section 12.1(b) of the Equity Definitions following the definition of “Reverse Merger” therein shall be disregarded) and (B) “Tender Offer” shall mean such term as defined under Section 12.1(d) of the Equity Definitions (as amended by Section 9(i)(ii) below).

Valid Third Party Entity:	In respect of any transaction, any third party that has a bona fide intent to enter into or consummate such transaction, as determined by the Calculation Agent (it being understood and agreed that in determining whether such third party has such a bona fide intent, the Calculation Agent may take into consideration the effect of the relevant announcement by such third party on the Shares and/or options relating to the Shares).

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination); provided that, in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, NYSE American, The Nasdaq Global Select Market or The Nasdaq Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, NYSE American, The Nasdaq Global Select Market or The Nasdaq Global Market (or their respective successors), such exchange or quotation system shall thereafter be deemed to be the Exchange.

Additional Disruption Events:

Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the phrase “the interpretation” in the third line thereof with the phrase “, or public announcement of, the formal or informal interpretation”, (ii) replacing the word “Shares” where it appears in clause (X) thereof with the words “Hedge Position” and (iii) replacing the parenthetical beginning after the word “regulation” in the second line thereof with the words “(including, for the avoidance of doubt and without limitation, (x) any tax law, (y) adoption, effectiveness or promulgation of new regulations authorized or mandated by existing statute or (z) in the case of the laws of Jersey, the public announcement or issuance by the legislative body or other relevant authority of draft legislation)”. Notwithstanding anything to the contrary in the Equity Definitions, a Change in Law described in clause (Y) of Section 12.9(a)(ii) of the Equity Definitions shall not constitute a Change in Law and instead shall constitute an Increased Cost of Hedging as described in Section 12.9(a)(vi) of the Equity Definitions, and any such determination of a Change in Law shall be consistently applied by the Determining Party across transactions similar to the Transaction and for counterparties similar to Counterparty.

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Failure to Deliver:	Applicable

Hedging Disruption:	Applicable; provided that:

(i)	Section 12.9(a)(v) of the Equity Definitions is hereby amended by inserting the following two phrases at the end of such Section:

“For the avoidance of doubt, the term “equity price risk” shall be deemed to include, but shall not be limited to, stock price and volatility risk. And, for the further avoidance of doubt, any such transactions or assets referred to in phrases (A) or (B) above must be available on commercially reasonable pricing terms.”; and

(ii)	Section 12.9(b)(iii) of the Equity Definitions is hereby amended by inserting in the third line thereof, after the words “to terminate the Transaction”, the words “or, if a portion of the Transaction is affected by such Hedging Disruption (as commercially reasonably determined by the Hedging Party), such portion of the Transaction affected by such Hedging Disruption”.

Notwithstanding anything to the contrary herein or in the Equity Definitions, in no event will a Hedging Disruption occur solely due to the deterioration of the creditworthiness of the Hedging Party relative to other comparable financial institutions.

Increased Cost of Hedging:	Applicable solely with respect to a “Change in Law” described in clause (Y) of Section 12.9(a)(ii) of the Equity Definitions as set forth in the last sentence opposite the caption “Change in Law” above (which determination shall be consistently applied by the Determining Party across transactions similar to the Transaction and for counterparties similar to Counterparty).

Hedging Party:	For all applicable Additional Disruption Events, Dealer. Following any determination by the Hedging Party hereunder (but not, for the avoidance of doubt, the making of any election it is entitled to make as “Hedging Party”), upon a request by Counterparty, the Hedging Party shall promptly provide to Counterparty by e-mail to the e-mail address provided by Counterparty in such request a report (in a commonly used file format for the storage and manipulation of financial data) displaying in reasonable detail the basis for such determination (including any assumptions used in making such determination), it being understood that the Hedging Party shall not be obligated to disclose any proprietary models used by it for such determination or any information that may be proprietary or confidential or subject to an obligation not to disclose such information. All calculations, adjustments and determinations by Dealer acting in its capacity as the Hedging Party shall be made in good faith and in a commercially reasonable manner and assuming that Dealer maintains a commercially reasonable hedge position.

Determining Party:	For all applicable Extraordinary Events, Dealer; provided that when making any determination or calculation as “Determining Party,” Dealer shall be bound by the same obligations relating to required acts of the Calculation Agent as set forth in Section 1.40 of the Equity Definitions and this Confirmation as if the Determining Party were the Calculation Agent. Following any determination or calculation by the Determining Party hereunder (but not, for the avoidance of doubt, the making of any election it is entitled to make as “Determining Party”), upon a request by Counterparty, the Determining Party shall promptly provide to Counterparty by e-mail to the e-mail address provided by Counterparty in such request a report (in a commonly used file format for the storage and manipulation of financial data) displaying in reasonable detail the basis for such determination or calculation (including any assumptions used in making such determination or calculation), it being understood that the Determining Party shall not be obligated to disclose any proprietary models used by it for such determination or calculation or any information that may be proprietary or confidential or subject to an obligation not to disclose such information. All calculations, adjustments and determinations by Dealer acting in its capacity as the Determining Party shall be made in good faith and in a commercially reasonable manner and assuming that Dealer maintains a commercially reasonable hedge position.

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	Non-Reliance:	Applicable

	Agreements and Acknowledgments Regarding Hedging Activities:	Applicable

	Additional Acknowledgments:	Applicable

	Hedging Adjustments:	For the avoidance of doubt, whenever the Determining Party or Calculation Agent is called upon or permitted to make an adjustment pursuant to the terms of this Confirmation or the Equity Definitions to take into account the effect of an event (other than, for the avoidance of doubt, any adjustment that is required to be made by reference to the Indenture), the Determining Party or Calculation Agent, as the case may be, shall make such adjustment by reference to the effect of such event on Dealer assuming that Dealer maintains a commercially reasonable hedge position.

4.	Calculation Agent.	Dealer, whose judgments, determinations and calculations shall be made in good faith and in a commercially reasonable manner; provided that, following the occurrence and during the continuance of an Event of Default of the type described in Section 5(a)(vii) of the Agreement with respect to which Dealer is the sole Defaulting Party, if the Calculation Agent fails to timely make any calculation, adjustment or determination required to be made by the Calculation Agent hereunder and such failure continues for five (5) Exchange Business Days following notice to the Calculation Agent by Counterparty of such failure, Counterparty shall have the right to designate a nationally recognized third-party dealer in over-the-counter corporate equity derivatives to act, during the period commencing on the date such Event of Default occurred and ending on the Early Termination Date with respect to such Event of Default, as the Calculation Agent. Following any determination, adjustment or calculation by the Calculation Agent hereunder, upon a request by Counterparty, the Calculation Agent shall promptly provide to Counterparty by e-mail to the e-mail address provided by Counterparty in such request a report (in a commonly used file format for the storage and manipulation of financial data) displaying in reasonable detail the basis for such determination, adjustment or calculation (including any assumptions used in making such determination or calculation), it being understood that the Calculation Agent shall not be obligated to disclose any proprietary models used by it for such determination or calculation or any information that may be proprietary or confidential or subject to an obligation not to disclose such information.

5.	Account Details.

	(a)	Account for payments to Counterparty:

To be provided by Counterparty.

Account for delivery of Shares to Counterparty:

To be provided by Counterparty.

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	(b)	Account for payments to Dealer:

[_____]

Account for delivery of Shares from Dealer:

[_____]

6.	Offices.

	(a)	The Office of Counterparty for the Transaction is: Inapplicable, Counterparty is not a Multibranch Party.

	(b)	The Office of Dealer for the Transaction is: [_____]

7.	Notices.

	(a)	Address for notices or communications to Counterparty:

Caledonia Mining Corporation Plc
2 Mulcaster Street, St Helier
Jersey, Channel Islands JE2 3NJ
Attention: [________]
Phone: [________]
Email: [________]

	(b)	Address for notices or communications to Dealer:

[______]

8.	Representations and Warranties of Counterparty.

Counterparty hereby represents and warrants to Dealer on the date hereof and on and as of the Premium Payment Date that:

	(a)	Counterparty is a company with limited liability, duly incorporated, validly existing under the laws of the jurisdiction of its incorporation and in good standing. Counterparty has all necessary corporate power and authority to execute, deliver and perform its obligations in respect of the Transaction; such execution, delivery and performance have been duly authorized by all necessary corporate action on Counterparty’s part; and this Confirmation has been duly and validly executed and delivered by Counterparty and constitutes its valid and binding obligation, enforceable against Counterparty in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that rights to indemnification and contribution hereunder may be limited by applicable United States federal or state securities laws or public policy relating thereto.

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(b)	Neither the execution and delivery of this Confirmation nor the incurrence or performance of obligations of Counterparty hereunder will conflict with or result in a breach of the certificate of incorporation or by-laws (or any equivalent documents) of Counterparty, or any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency, or any agreement or instrument filed as an exhibit to Counterparty’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as updated by any subsequent filings, to which Counterparty or any of its subsidiaries is a party or by which Counterparty or any of its subsidiaries is bound or to which Counterparty or any of its subsidiaries is subject, or constitute a default under, or result in the creation of any lien under, any such agreement or instrument.

(c)	No consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required in connection with the execution, delivery or performance by Counterparty of this Confirmation, except such as have been obtained or made and such as may be required under the Securities Act or state or local (including U.S. and any non-U.S. jurisdiction’s) securities laws; provided that Counterparty makes no representation or warranty regarding any such requirement that is applicable generally to the ownership of equity securities by Dealer or any of its affiliates solely as a result of it or any of such affiliate being financial institutions or broker-dealers.

(d)	Counterparty is not and, after consummation of the transactions contemplated hereby will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(e)	Counterparty is an “eligible contract participant” (as such term is defined in Section 1a(18) of the Commodity Exchange Act, as amended, other than a person that is an eligible contract participant under Section 1a(18)(C) of the Commodity Exchange Act).

(f)	Counterparty is not, on the date hereof, in possession of any material non-public information or inside information (however such term is defined under all applicable laws and regulations in each relevant jurisdiction) with respect to Counterparty or the Shares. Counterparty will make any notifications or disclosures required to be made under any applicable laws to be made in connection with Transaction or the exercise of the Option and it is in compliance, and shall comply at all times, with all applicable legal and regulatory requirements (including those in relation to market abuse and insider dealing). Neither Counterparty nor, without any duty to conduct additional due diligence, to its knowledge, (i) any of its affiliates, (ii) any individual or entity who is an officer, member, director, employee or shareholder of it of any of its affiliates who has knowledge of the Transaction or exercise of the Option, or (iii) any other person acting on behalf of any such person (X) is in possession of any inside information, however defined under all applicable laws and regulations in each relevant jurisdiction regarding the Shares or the Counterparty or any other securities issued by the Counterparty; and/or (Y) is in possession of any information, the possession of which would cause Counterparty's entry into the Transaction or the exercise of the Option to contravene applicable laws or regulations relating to insider dealing and/or market abuse; and/or (Z) is or, at any time up until immediately after termination or consummation of the Transaction, will be, engaged in market abuse, for the purposes of UK MAR or any comparable offence under any comparable applicable legislation in any other relevant jurisdiction.

(g)	To Counterparty’s actual knowledge, no state or local (including U.S. and any non-U.S. jurisdiction’s) law, rule (including, without limitation, any of the AIM Rules for Companies), regulation or regulatory order applicable to the Shares would give rise to any reporting, consent, registration or other requirement (including without limitation a requirement to obtain prior approval from any person or entity) as a result of Dealer or its affiliates owning or holding (however defined) Shares; provided that Counterparty makes no representation or warranty regarding any such requirement that is applicable generally to the ownership of equity securities by Dealer or any of its affiliates solely as a result of it or any of such affiliates being financial institutions or broker-dealers or as required by Section 13 or Section 16 of the Exchange Act.

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(h)	Counterparty (A) is capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities; (B) will exercise independent judgment in evaluating the recommendations of any broker-dealer or its associated persons, unless it has otherwise notified the broker-dealer in writing; (C) has consulted with its own legal, regulatory, tax, business, investments, financial and accounting advisors with respect to the Transaction to the extent that it has deemed necessary; and (D) has total consolidated assets of at least USD 50 million.

(i)	The assets of Counterparty do not constitute “plan assets” under the Employee Retirement Income Security Act of 1974, as amended, the Department of Labor Regulations promulgated thereunder or similar law.

(j)	Without limiting the generality of Section 3(a)(iii) of the Agreement, the Transaction will not violate Rule 13e-1 or Rule 13e-4 under the Exchange Act.

(k)	On and immediately after each of the Trade Date and the Premium Payment Date, (A) Counterparty is not and will not be “insolvent” (as such term is defined under Section 101(32) of the U.S. Bankruptcy Code (Title 11 of the United States Code) (the “Bankruptcy Code”)), (B) has not become "bankrupt" as defined in Article 8 of the Interpretation (Jersey) Law 1954, (C) the realizable value of Counterparty’s assets would not after the payment of the Premium be less than the aggregate of its liabilities and stated capital of all classes of shares, (D) the capital of Counterparty is adequate to conduct the business of Counterparty, and Counterparty’s entry into the Transaction will not impair its capital, (E) Counterparty has the ability to pay its debts and obligations as such debts fall due and does not intend to, or does not believe that it will, incur debt beyond its ability to pay as such debts fall due, (F) Counterparty will be able to continue as a going concern, and (G) Counterparty would be able to purchase the Number of Shares with respect to the Transaction in compliance with the laws of the jurisdiction of Counterparty’s incorporation.

(l)	Each of Dealer and Counterparty acknowledges that the offer and sale of the Transaction to it is intended to be exempt from registration under the Securities Act, by virtue of Section 4(a)(2) thereof. Accordingly, Counterparty represents and warrants to Dealer that (i) it has the financial ability to bear the economic risk of its investment in the Transaction and is able to bear a total loss of its investment and its investments in and liabilities in respect of the Transaction, which it understands are not readily marketable, are not disproportionate to its net worth, and it is able to bear any loss in connection with the Transaction, including the loss of its entire investment in the Transaction, (ii) it is an “accredited investor” as that term is defined in Regulation D as promulgated under the Securities Act, (iii) it is entering into the Transaction for its own account and without a view to the distribution or resale thereof, (iv) the assignment, transfer or other disposition of the Transaction has not been and will not be registered under the Securities Act and is restricted under this Confirmation, the Securities Act and state securities laws, and (v) its financial condition is such that it has no need for liquidity with respect to its investment in the Transaction and no need to dispose of any portion thereof to satisfy any existing or contemplated undertaking or indebtedness and is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction.

(m)	Without limiting the generality of Section 13.1 of the Equity Definitions, Counterparty acknowledges that neither Dealer nor any of its affiliates is making any representations or warranties or taking any position or expressing any view with respect to the treatment of the Transaction under any accounting standards including ASC Topic 260, Earnings Per Share, ASC Topic 815, Derivatives and Hedging, or ASC Topic 480, Distinguishing Liabilities from Equity and ASC 815-40, Derivatives and Hedging – Contracts in Entity's Own Equity (or any successor issue statements).

(n)	Counterparty understands and acknowledges that, in the event the entering into the Transaction is construed by any securities regulatory body with competent jurisdiction as a purchase or sale of a “security” as defined in the Securities Act (Ontario) and/or the securities legislation of any other province or territory of Canada, such security will not have been qualified for distribution by way of prospectus pursuant to the Securities Act (Ontario) and/or the securities laws of any other province or territory of Canada and, therefore, could not (in the event of such construction) be sold, pledged, hypothecated, transferred or otherwise disposed of unless an exemption from the requirements thereof is available.

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(o)	Counterparty is an “accredited investor” as defined in National Instrument 45-106 – Prospectus Exemptions.

(p)	Provided that the Transaction takes place outside of each province and territory of Canada, the Transaction, including the exercise or deemed exercise of any Option hereunder (whether at maturity, upon early termination or cancellation or otherwise), shall not constitute an “issuer bid” as such term is defined in National Instrument 62-104—Take-Over Bids and Issuer Bids, and provided that the Dealer is acting as principal in undertaking commercially reasonable hedging activities with respect to the Shares for its own account as contemplated by this Confirmation and such hedging activities take place outside of each province and territory of Canada, such hedging activities will not constitute an indirect participation in an issuer bid.

(q)	Extraterritoriality Acknowledgment. Dealer and Counterparty acknowledge that Dealer is not organized under the laws of Canada and that it is the intent of the parties that any purchase of securities by Dealer and its affiliates in relation to the Transaction is expected to be conducted in the United States public markets or otherwise outside of each province and territory of Canada.

	(r)	Counterparty is in full compliance with (x) all applicable VFEX Listing Requirements, including, but not limited to, requirements relating to share repurchases and corporate actions, and (y) Zimbabwean securities and market-conduct laws.

9.	Other Provisions.

(a)	Opinions and Resolutions. Counterparty shall deliver to Dealer an opinion of U.S. counsel and an opinion of Jersey counsel to Counterparty, dated as of the Premium Payment Date, collectively with respect to the matters set forth in Sections 8(a) through (d) of this Confirmation; provided that any such opinion of counsel may contain customary exceptions and qualifications. Delivery of such opinion to Dealer shall be a condition precedent for the purpose of Section 2(a)(iii) of the Agreement with respect to each obligation of Dealer under Section 2(a)(i) of the Agreement. On or prior to the Trade Date, Counterparty shall deliver to Dealer a resolution of Counterparty’s board of directors authorizing the Transaction.

(b)	Foreign Private Issuer status; Repurchase Notices.

(i)	Counterparty shall provide a written notice to Dealer as promptly as practicable prior to Counterparty ceasing to be a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) or the Shares otherwise becoming subject to the requirements of Section 16 of the Exchange Act.

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(ii)	Counterparty shall, on or prior to the date one Scheduled Trading Day immediately following any date on which Counterparty has effected any repurchase of Shares, promptly give Dealer a written notice of such repurchase (a “Repurchase Notice”) on such day if following such repurchase, the number of outstanding Shares as determined on such day is (i) less than [__]27 million (in the case of the first such notice) or (ii) thereafter more than [__]28 million less than the number of Shares included in the immediately preceding Repurchase Notice; provided that, with respect to any repurchase of Shares pursuant to a plan under Rule 10b5-1 under the Exchange Act, Counterparty may elect to satisfy such requirement by promptly giving Dealer written notice of the entry into such plan, the maximum number of Shares that may be repurchased thereunder and the approximate dates or periods during which such repurchases may occur (with such maximum deemed repurchased on the date of such notice for purposes of this Section 9(b)). Counterparty agrees to indemnify and hold harmless Dealer and its affiliates and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses (including losses relating to Dealer’s hedging activities as a consequence of becoming, or of the risk of becoming, a Section 16 “insider” or insider under UK MAR or under any other applicable securities laws, including without limitation, any forbearance from hedging activities or cessation of hedging activities and any losses in connection therewith with respect to the Transaction), claims, damages, judgments, liabilities and reasonable expenses (including reasonable attorney’s fees), joint or several, which an Indemnified Person may become subject to, in each case, as a result of Counterparty’s failure to provide Dealer with a Repurchase Notice on the day and in the manner specified in this paragraph or failure to provide Dealer a notice pursuant to Section 9(b)(i) above, and to reimburse, within 30 days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing for, providing testimony or other evidence in connection with or defending any of the foregoing. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against the Indemnified Person as a result of Counterparty’s failure to provide Dealer with a Repurchase Notice in accordance with this paragraph or failure to provide Dealer a notice pursuant to Section 9(b)(i) above, such Indemnified Person shall promptly notify Counterparty in writing, and Counterparty, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others Counterparty may designate in such proceeding and shall pay the reasonable fees and expenses of such counsel related to such proceeding. Counterparty shall not be liable for any settlement of any proceeding contemplated by this paragraph that is effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, Counterparty agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Counterparty shall not, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding contemplated by this paragraph that is in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding on terms reasonably satisfactory to such Indemnified Person. If the indemnification provided for in this paragraph is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then Counterparty hereunder, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities. The remedies provided for in this paragraph (b)(ii) are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity. The indemnity and contribution agreements contained in this paragraph shall remain operative and in full force and effect regardless of the termination of the Transaction.

____________________

27 Insert the number of Shares outstanding that would cause Dealer’s current position in the Shares underlying the Transaction (including the number of Shares underlying any additional transaction if the greenshoe is exercised in full) to increase by 0.5%. To be based on Dealer with greatest number of underlying Shares (including the number of Shares underlying any additional transaction if the greenshoe is exercised in full).

28 Insert the number of Shares that, if repurchased, would cause Dealer’s current position in the Shares underlying the Transaction (including the number of Shares underlying any additional transaction if the greenshoe is exercised in full) to increase by a further 0.5% from the threshold for the first Repurchase Notice. To be based on Dealer with greatest number of underlying Shares (including the number of Shares underlying any additional transaction if the greenshoe is exercised in full).

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(c)	Regulation M. Counterparty is not on the Trade Date engaged in a distribution, as such term is used in Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of any securities of Counterparty, other than a distribution meeting the requirements of the exception set forth in Rules 101(b)(10) and 102(b)(7) of Regulation M.

(d)	No Manipulation. Counterparty is not entering into the Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) or otherwise in violation of the Exchange Act or applicable other securities laws including (without limitation) UK MAR. Counterparty is not entering into the Transaction to create false, misleading or disorderly market in the Shares.

(e)	Transfer or Assignment.

(i)	Counterparty shall have the right to transfer or assign its rights and obligations hereunder with respect to all, but not less than all, of the Options hereunder (such Options, the “Transfer Options”); provided that such transfer or assignment shall be subject to reasonable conditions that Dealer may impose, including but not limited, to the following conditions:

(A)	With respect to any Transfer Options, Counterparty shall not be released from its notice and indemnification obligations pursuant to Section 9(b) or any obligations under Section 9(m) or 9(r) of this Confirmation;

(B)	Any Transfer Options shall only be transferred or assigned to a third party that is a United States person (as defined in the Internal Revenue Code of 1986, as amended (the “Code”));

(C)	Such transfer or assignment shall be effected on terms, including any reasonable undertakings by such third party (including, but not limited to, an undertaking with respect to compliance with applicable United States and Jersey securities laws in a manner that, in the reasonable judgment of Dealer, will not expose Dealer to material risks under applicable United States and other securities laws) and execution of any documentation and delivery of legal opinions with respect to United States and other securities laws and other matters by such third party and Counterparty, as are requested and reasonably satisfactory to Dealer;

(D)	Under the applicable law effective on or as of the date of such transfer and assignment, (1) Dealer will not, as a result of such transfer and assignment (including, for the avoidance of doubt, after giving effect to any indemnity from the transferee or assignee to Dealer provided in connection with such transfer or assignment), be required to pay the transferee or assignee on any payment date an amount under Section 2(d)(i)(4) of the Agreement greater than the amount that Dealer would have been required to pay to Counterparty in the absence of such transfer and assignment, except to the extent that the greater amount is due to a Change in Tax Law after the date of such transfer or assignment and (2) Dealer will not, as a result of such transfer and assignment (including, for the avoidance of doubt, after giving effect to any indemnity from the transferee or assignee to Dealer provided in connection with such transfer or assignment), receive from the transferee or assignee on any payment date an amount (after taking into account amounts required to be paid by the transferee or assignee under Section 2(d)(i)(4) of the Agreement, as well as any amounts withheld) that is less than the amount that Dealer would have received from Counterparty in the absence of such transfer and assignment, except to the extent that the lesser amount is due to a Change in Tax Law after the date of such transfer or assignment;

(E)	An Event of Default, Potential Event of Default or Termination Event will not occur as a result of such transfer and assignment;

(F)	Without limiting the generality of clause (B), Counterparty shall cause the transferee or assignee to make such Payee Tax Representations and to provide such tax documentation as may be reasonably requested by Dealer to permit Dealer to determine that results described in clauses (D) and (E) will not occur upon or after such transfer and assignment; and

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(G)	Counterparty shall be responsible for all reasonable costs and expenses, including reasonable counsel fees, incurred by Dealer in connection with such transfer or assignment.

(ii)	Dealer may transfer or assign all or any part of its rights or obligations under the Transaction (A) without Counterparty’s consent, to any affiliate of Dealer (1) that has a long-term issuer rating that is equal to or better than Dealer’s credit rating at the time of such transfer or assignment, or (2) whose obligations hereunder will be guaranteed, pursuant to the terms of a customary guarantee in a form used by Dealer generally for similar transactions, by Dealer or Dealer’s ultimate parent, or (B) with Counterparty’s consent (such consent not to be unreasonably withheld or delayed), to any other third party financial institution that is a recognized dealer in the market for U.S. corporate equity derivatives with a long-term issuer rating equal to or better than the lesser of (1) the credit rating of Dealer at the time of the transfer and (2) A- by Standard and Poor’s Financial Services LLC or its successor (“S&P”), or A3 by Moody’s Investor Service, Inc. (“Moody’s”) or, if either S&P or Moody’s ceases to rate such debt, at least an equivalent rating or better by a substitute rating agency mutually agreed by Counterparty and Dealer; provided that, in the case of any transfer or assignment described in clause (A) or (B) above, under the applicable law effective on or as of the date of such transfer or assignment, (i) no Event of Default, Potential Event of Default or Termination Event will occur as a result of such transfer or assignment, (ii) both Dealer and the transferee or assignee in any such transfer or assignment are a “dealer in securities” within the meaning of Section 475(c)(1) of the Code, or such transfer or assignment will not constitute a “deemed exchange” by Counterparty within the meaning of Section 1001 of the Code and (iii)(1) Counterparty will not, as a result of such transfer or assignment, be required to pay the transferee or assignee on any payment date an amount under Section 2(d)(i)(4) of the Agreement greater than the amount that Counterparty would have been required to pay to Dealer in the absence of such transfer or assignment, except to the extent that the greater amount is due to a Change in Tax Law after the date of such transfer or assignment and (2) Counterparty will not, as a result of such transfer or assignment, receive from the transferee or assignee on any payment date an amount of cash or shares (after taking into account amounts required to be paid or delivered by the transferee or assignee under Section 2(d)(i)(4) of the Agreement, as well as any withholding) that is less than the amount that Counterparty would have received from Dealer in the absence of such transfer or assignment, except to the extent that the lesser amount is due to a Change in Tax Law after the date of such transfer or assignment. If at any time at which (A) the Section 16 Percentage exceeds 9.0%, (B) the Option Equity Percentage exceeds 14.5%, or (C) the Share Amount exceeds the Applicable Share Limit (if any applies) (any such condition described in clauses (A), (B) or (C), an “Excess Ownership Position”), Dealer is unable after using its commercially reasonable efforts to effect a transfer or assignment of Options to a third party on pricing terms reasonably acceptable to Dealer and within a time period reasonably acceptable to Dealer such that no Excess Ownership Position exists, then Dealer may designate any Exchange Business Day as an Early Termination Date with respect to a portion of the Transaction (the “Terminated Portion”), such that following such partial termination no Excess Ownership Position exists. In the event that Dealer so designates an Early Termination Date with respect to a portion of the Transaction, a payment shall be made pursuant to Section 6 of the Agreement as if (1) an Early Termination Date had been designated in respect of a Transaction having terms identical to the Transaction and a Number of Options equal to the number of Options underlying the Terminated Portion, (2) Counterparty were the sole Affected Party with respect to such partial termination and (3) the Terminated Portion were the sole Affected Transaction. The “Section 16 Percentage” as of any day is the fraction, expressed as a percentage, (A) the numerator of which is the number of Shares that Dealer and any of its affiliates or any other person subject to aggregation with Dealer for purposes of the “beneficial ownership” test under Section 13 of the Exchange Act, or any “group” (within the meaning of Section 13 of the Exchange Act) of which Dealer is or may be deemed to be a part beneficially owns (within the meaning of Section 13 of the Exchange Act), without duplication, on such day (or, to the extent that for any reason the equivalent calculation under Section 16 of the Exchange Act and the rules and regulations thereunder results in a higher number, such higher number) and (B) the denominator of which is the number of Shares outstanding on such day. The “Option Equity Percentage” as of any day is the fraction, expressed as a percentage, (A) the numerator of which is the sum of (1) the product of the Number of Options and the Option Entitlement and (2) the aggregate number of Shares underlying any other call option transaction sold by Dealer to Counterparty, and (B) the denominator of which is the number of Shares outstanding. The “Share Amount” as of any day is the number of Shares that Dealer and any person whose ownership position would be aggregated with that of Dealer (Dealer or any such person, a “Dealer Person”) under any federal, state or local (including U.S. and any non-U.S. jurisdiction’s) law, rule (including, without limitation, any of the AIM Rules for Companies), regulation, regulatory order or organizational documents or contracts of Counterparty that are, in each case, applicable to ownership of Shares (“Applicable Restrictions”), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership under any Applicable Restriction, as determined by Dealer in its reasonable discretion. The “Applicable Share Limit” means a number of Shares equal to (A) the minimum number of Shares that could give rise to reporting or registration obligations (except for any filings of Form 13F, Schedule 13D or Schedule 13G under the Exchange Act as in effect on the Trade Date) or other requirements (including obtaining prior approval from any person or entity) of a Dealer Person, or could result in an adverse effect on a Dealer Person, under any Applicable Restriction, as determined by Dealer in its reasonable discretion, minus (B) 1% of the number of Shares outstanding. Dealer shall cause the transferee or assignee to make the Payee Tax Representations and to provide such tax documentation as may be reasonably requested by Counterparty to permit Counterparty to determine that the results described in (ii), (iii)(1) and (iii)(2) of this paragraph will not occur upon or after the transfer and assignment.

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(iii)	Notwithstanding any other provision in this Confirmation to the contrary requiring or allowing Dealer to purchase, sell, receive or deliver any Shares or other securities, or make or receive any payment in cash, to or from Counterparty, Dealer may designate any of its affiliates to purchase, sell, receive or deliver such Shares or other securities, or to make or receive such payment in cash, and otherwise to perform Dealer’s obligations in respect of the Transaction and any such designee may assume such obligations. Dealer shall be discharged of its obligations to Counterparty to the extent of any such performance.

(f)	Staggered Settlement. If upon advice of counsel with respect to applicable legal and regulatory requirements, including any requirements relating to Dealer’s hedging activities hereunder, Dealer reasonably determines that it would not be practicable or advisable to deliver, or to acquire Shares to deliver, any or all of the Shares to be delivered by Dealer on any Settlement Date for the Transaction, Dealer may, by notice to Counterparty on or prior to any Settlement Date (a “Nominal Settlement Date”), elect to deliver the Shares on two or more dates (each, a “Staggered Settlement Date”) as follows:

(i)	in such notice, Dealer will specify to Counterparty the related Staggered Settlement Dates (each of which will be on or prior to such Nominal Settlement Date) and the number of Shares that it will deliver on each Staggered Settlement Date;

(ii)	the aggregate number of Shares that Dealer will deliver to Counterparty hereunder on all such Staggered Settlement Dates will equal the number of Shares that Dealer would otherwise be required to deliver on such Nominal Settlement Date; and

(iii)	if the Net Share Settlement terms or the Combination Settlement terms set forth above were to apply on the Nominal Settlement Date, then the Net Share Settlement terms or the Combination Settlement terms, as the case may be, will apply on each Staggered Settlement Date, except that the Shares otherwise deliverable on such Nominal Settlement Date will be allocated among such Staggered Settlement Dates as specified by Dealer in the notice referred to in clause (i) above.

(g)	[Insert any Dealer Agency Language][Reserved].

(h)	Additional Termination Events.

(i)	Notwithstanding anything to the contrary in this Confirmation, upon any conversion of Convertible Notes with a Conversion Date occurring prior to the Free Convertibility Date (any such conversion, an “Early Conversion”) in respect of which a “Notice of Conversion” (as such term is defined in the Indenture) that is effective as to Counterparty has been delivered by the relevant converting Holder:

(A)	Counterparty may, but shall not be obligated to, within five Scheduled Trading Days of the Conversion Date for such Early Conversion, provide written notice (an “Early Conversion Notice”) to Dealer specifying the number of Convertible Notes surrendered for conversion on such Conversion Date (such Convertible Notes, the “Affected Convertible Notes”), and the giving of such Early Conversion Notice shall constitute an Additional Termination Event as provided in this clause (i) (provided that any such Early Conversion Notice shall contain the representation and warranty that neither Counterparty nor, without any duty to conduct additional due diligence, to its knowledge, (x) any of its affiliates, (y) any individual or entity who is an officer, member, director, employee or shareholder of it of any of its affiliates who has knowledge of the Transaction or exercise of the Option, or (z) any other person acting on behalf of any such person, is, on the date thereof: (i) in possession of any material non-public information or inside information (however such terms are defined under all applicable laws and regulations in each relevant jurisdiction) with respect to Counterparty or the Shares; (ii) in possession of any inside information, however defined under all applicable laws and regulations in each relevant jurisdiction regarding the Shares or the Counterparty or any other securities issued by the Counterparty; (iii) in possession of any information, the possession of which would cause Counterparty's giving of such Early Termination Notice or actions in respect of the Affected Convertible Notes to contravene applicable laws or regulations relating to insider dealing and/or market abuse; and/or (iv) or, at any time up until immediately after such Additional Termination Event, will be, engaged in market abuse, for the purposes of UK MAR or any comparable offence under any comparable applicable legislation in any other relevant jurisdiction);

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(B)	upon receipt of any such Early Conversion Notice, Dealer shall designate an Exchange Business Day as an Early Termination Date (which Exchange Business Day shall be no earlier than one Scheduled Trading Day following the Conversion Date for such Early Conversion) with respect to the portion of the Transaction corresponding to a number of Options (the “Affected Number of Options”) equal to the lesser of (x) the number of Affected Convertible Notes [minus the “Affected Number of Options” (as defined in the Base Call Option Transaction Confirmation letter agreement dated [ ], 2026 between Dealer and Counterparty (the “Base Call Option Confirmation”)), if any, that relate to such Affected Convertible Notes]29 and (y) the Number of Options as of the Conversion Date for such Early Conversion;

(C)	any payment hereunder with respect to such termination shall be calculated pursuant to Section 6 of the Agreement as if (x) an Early Termination Date had been designated in respect of a Transaction having terms identical to the Transaction and a Number of Options equal to the Affected Number of Options, (y) Counterparty were the sole Affected Party with respect to such Additional Termination Event and (z) the terminated portion of the Transaction were the sole Affected Transaction;

(D)	for the avoidance of doubt, in determining the amount payable in respect of such Affected Transaction pursuant to Section 6 of the Agreement, the Calculation Agent shall assume that (x) the relevant Early Conversion and any conversions, adjustments, agreements, payments, deliveries or acquisitions by or on behalf of Counterparty leading thereto had not occurred, (y) no adjustments to the “Conversion Rate” (as defined in the Indenture) have occurred pursuant to any Excluded Provision and (z) the corresponding Convertible Notes remain outstanding; and

(E)	the Transaction shall remain in full force and effect, except that, as of the Early Termination Date for such Early Conversion, the Number of Options shall be reduced by the Affected Number of Options.

____________________

29 Include in Additional Call Option Confirmation only.

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(ii)	[Reserved].

(iii)	Within five Scheduled Trading Days following any Repayment Event (as defined below), Counterparty may, but shall not be obligated to, notify Dealer of such Repayment Event, including the aggregate principal amount of Convertible Notes subject to such Repayment Event (any such notice, a “Repayment Notice”)[; provided that any “Repayment Notice” delivered to Dealer pursuant to the Base Call Option Confirmation shall be deemed to be a Repayment Notice pursuant to this Confirmation and the terms of such Repayment Notice shall apply, mutatis mutandis, to this Confirmation]30. Such Repayment Notice shall contain the representation and warranty that neither Counterparty nor, without any duty to conduct additional due diligence, to the best of its knowledge, (x) any of its affiliates, (y) any individual or entity who is an officer, member, director, employee or shareholder of it of any of its affiliates who has knowledge of the Transaction or exercise of the Option, or (z) any other person acting on behalf of any such person, is, on the date thereof: (i) in possession of any material non-public information or inside information (however such terms are defined under all applicable laws and regulations in each relevant jurisdiction) with respect to Counterparty or the Shares; (ii) in possession of any inside information, however defined under all applicable laws and regulations in each relevant jurisdiction regarding the Shares or the Counterparty or any other securities issued by the Counterparty; (iii) in possession of any information, the possession of which would cause the Repayment Event to contravene applicable laws or regulations relating to insider dealing and/or market abuse; and/or (iv) or, at any time up until immediately after such Additional Termination Event, will be, engaged in market abuse, for the purposes of UK MAR or any comparable offence under any comparable applicable legislation in any other relevant jurisdiction. The receipt by Dealer from Counterparty of any Repayment Notice shall constitute an Additional Termination Event as provided in this Section 9(h)(iii). Upon receipt of any such Repayment Notice, Dealer shall designate an Exchange Business Day following receipt of such Repayment Notice as an Early Termination Date with respect to the portion of the Transaction corresponding to a number of Options (the “Repayment Options”) equal to the lesser of (A) [(x)] the aggregate principal amount of such Convertible Notes specified in such Repayment Notice, divided by USD 1,000, [minus (y) the number of “Repayment Options” (as defined in the Base Call Option Confirmation), if any, that relate to such Convertible Notes (and for the purposes of determining whether any Options under this Confirmation or under the Base Call Option Confirmation will be among the Repayment Options hereunder or under, and as defined in, the Base Call Option Confirmation, the Convertible Notes specified in such Repayment Notice shall be allocated first to the Base Call Option Confirmation until all Options thereunder are exercised or terminated)]31, and (B) the Number of Options as of the date Dealer designates such Early Termination Date and, as of such date, the Number of Options shall be reduced by the number of Repayment Options. Any payment hereunder with respect to such termination shall be calculated pursuant to Section 6 of the Agreement as if (1) an Early Termination Date had been designated in respect of a Transaction having terms identical to the Transaction and a Number of Options equal to the number of Repayment Options, (2) Counterparty were the sole Affected Party with respect to such Additional Termination Event and (3) the terminated portion of the Transaction were the sole Affected Transaction.

____________________

30 Insert for Additional Call Option Confirmation.

31 Insert for Additional Call Option Confirmation.

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In addition, for the avoidance of doubt, solely for purposes of calculating the amount payable pursuant to Section 6 of the Agreement pursuant to the second immediately preceding sentence, Dealer shall assume that the relevant Repayment Event and any conversions, adjustments, agreements, payments, deliveries or acquisitions by or on behalf of Counterparty leading thereto had not occurred, no adjustments to the “Conversion Rate” (as such term is defined in the Indenture) have occurred pursuant to any Excluded Provision and the corresponding Convertible Notes remain outstanding as if the circumstances related to such Repayment Event had not occurred. “Repayment Event” means that (i) any Convertible Notes are repurchased (whether in connection with or as a result of a fundamental change, howsoever defined, or for any other reason) by Counterparty or any of its subsidiaries, (ii) any Convertible Notes are delivered to Counterparty or any of its subsidiaries in exchange for delivery of any property or assets of such party (howsoever described), (iii) any principal of any of the Convertible Notes is repaid prior to the final maturity date of the Convertible Notes or (iv) any Convertible Notes are exchanged by or for the benefit of the “Holders” (as defined in the Indenture) thereof for any other securities of Counterparty or any of its subsidiaries (or any other property, or any combination thereof) pursuant to any exchange offer or similar transaction. For the avoidance of doubt, any conversion of Convertible Notes (whether into cash, Shares, “Reference Property” (as defined in the Indenture) or any combination thereof) pursuant to the terms of the Indenture shall not constitute a Repayment Event.

(i)	Amendments to Equity Definitions.

(i)	Section 11.2(e)(vii) of the Equity Definitions is hereby amended by deleting the words “a diluting or concentrative” and replacing them with the words “a material” and adding the phrase “or the Options, as a result of a corporate event involving the Issuer” at the end of the sentence.

(ii)	Section 12.1(d) of the Equity Definitions is hereby amended by replacing “10%” with “20%” in the third line thereof and by replacing all references to “voting shares” therein with “Shares”.

(iii)	Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (1) inserting “(1)” immediately following the word “means” in the first line thereof and (2) inserting immediately prior to the semi-colon at the end of subsection (B) thereof the following words: “or (2) the occurrence of any of the events specified in Section 5(a)(vii)(1) through (9) of the ISDA Master Agreement with respect to that Issuer”.

(iv)	The first sentence of Section 12.7(b) of the Equity Definitions is hereby amended by inserting, prior to the period at the end thereof, the following phrase: “; provided that in the case of a Merger Event or Tender Offer, the parties shall use commercially reasonable efforts to agree on such amount on or prior to the Merger Event Date or Tender Offer Date, as the case may be”.

(v)	Section 12.9(b)(i) of the Equity Definitions is hereby amended by (1) replacing “either party may elect” with “Dealer may elect” and (2) replacing “notice to the other party” with “notice to Counterparty” in the first sentence of such section.

(vi)	“Extraordinary Dividend” (as such term is used in the Equity Definitions) means any cash dividend on the Shares, other than a regular, quarterly cash dividend in an amount equal to the Regular Dividend.

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(j)	No Netting or Set-off. The provisions of Section 2(c) of the Agreement shall not apply to the Transaction. Each party waives any and all rights it may have to set-off delivery or payment obligations it owes to the other party under the Transaction against any delivery or payment obligations owed to it by the other party under any other agreement between the parties hereto, by operation of law or otherwise.

(k)	Dividends. If at any time during the period from and including the “Scheduled Trading Day” (as defined in the Indenture) immediately following the Trade Date, to but excluding the Expiration Date, (i) an ex-dividend date for a regular quarterly cash dividend occurs with respect to the Shares (an “Ex-Dividend Date”), and that dividend is less than the Regular Dividend on a per Share basis or (ii) if no Ex-Dividend Date for a regular quarterly cash dividend occurs with respect to the Shares in any quarterly dividend period of Counterparty, then the Calculation Agent will adjust the Cap Price to preserve the fair value of the Options to Dealer after taking into account such dividend or lack thereof. “Regular Dividend” shall mean USD 0.14 per Share per quarter. Upon any adjustment to the “Initial Dividend Threshold” (as defined in the Indenture) for the Convertible Notes pursuant to the Indenture, the Calculation Agent will make a corresponding adjustment to the Regular Dividend for the Transaction.

(l)	Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to the Transaction. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into the Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.

(m)	Registration. Counterparty hereby agrees that if, in the good faith reasonable judgment of Dealer, based on the advice of counsel, the Shares (“Hedge Shares”) acquired by Dealer for the purpose of effecting a commercially reasonable hedge of its obligations pursuant to the Transaction cannot be sold in the public market by Dealer without registration under the Securities Act, Counterparty shall, at its election, either (i) in order to allow Dealer to sell the Hedge Shares in a registered offering, make available to Dealer an effective registration statement under the Securities Act and (A) enter into an agreement, in form and substance satisfactory to Dealer, substantially in the form of an underwriting agreement for a registered secondary offering of similar size, (B) provide accountant’s “comfort” letters, (C) provide disclosure opinions and other customary opinions, certificates and closing documents customary in form for registered offerings of equity securities and (D) afford Dealer a reasonable opportunity to conduct a “due diligence” investigation (in all cases of (A)-(D) above, as would be usual and customary for offerings for companies of similar size and in a similar industry); provided, however, that if Dealer, in its sole reasonable discretion, is not satisfied with access to due diligence materials, the results of its due diligence investigation, or the procedures and documentation for the registered offering referred to above, then clause (ii) or clause (iii) of this paragraph shall apply at the election of Counterparty, (ii) in order to allow Dealer to sell the Hedge Shares in a private placement, enter into a private placement agreement substantially similar to private placement purchase agreements customary for private placements of equity securities of similar size, in form and substance satisfactory to Dealer (in which case, the Calculation Agent shall make any adjustments to the terms of the Transaction that are necessary, in its reasonable judgment, to compensate Dealer for any commercially reasonable discount from the public market price of the Shares incurred on the sale of Hedge Shares in a private placement of similar size), or (iii) purchase the Hedge Shares from Dealer at the then-current market price on such Exchange Business Days, and in the amounts and at such time(s), requested by Dealer. This Section 9(m) shall survive the termination, expiration or early unwind of the Transaction.

(n)	Tax Disclosure. Effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.

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(o)	Right to Extend. Dealer may postpone or add, in whole or in part, any Valid Day or Valid Days during the Settlement Averaging Period or any other date of valuation, payment or delivery by Dealer, with respect to some or all of the Options hereunder, if Dealer reasonably determines, in its discretion, based on the advice of counsel in the case of clause (ii) below, that such action is reasonably necessary or appropriate (i) to preserve Dealer’s commercially reasonable hedging or hedge unwind activity hereunder in light of existing liquidity conditions (but only if there is a material decrease in liquidity relative to Dealer’s expectations on the Trade Date) or (ii) to enable Dealer to effect purchases of Shares in connection with its hedging, hedge unwind or settlement activity hereunder in a manner that would, if Dealer were Counterparty or an affiliated purchaser of Counterparty, be in compliance with applicable legal, regulatory or self-regulatory requirements, or with related policies and procedures applicable to Dealer; provided that such policies and procedures have been adopted by Dealer in good faith and are generally applicable in similar situations and applied in a non-discriminatory manner; provided further that no such Valid Day or other date of valuation, payment or delivery may be postponed or added more than 60 Valid Days after the original Valid Day or other date of valuation, payment or delivery, as the case may be.

(p)	Status of Claims in Bankruptcy. Dealer acknowledges and agrees that this Confirmation is not intended to convey to Dealer rights against Counterparty with respect to the Transaction that are senior to the claims of common stockholders of Counterparty in any United States bankruptcy proceedings of Counterparty; provided that nothing herein shall limit or shall be deemed to limit Dealer’s right to pursue remedies in the event of a breach by Counterparty of its obligations and agreements with respect to the Transaction; provided, further that nothing herein shall limit or shall be deemed to limit Dealer’s rights in respect of any transactions other than the Transaction.

(q)	Securities Contract; Swap Agreement. The parties hereto intend for (i) the Transaction to be a “securities contract” and a “swap agreement” as defined in the Bankruptcy Code, and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code, (ii) a party’s right to liquidate the Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code, and (iii) each payment and delivery of cash, securities or other property hereunder to constitute a “margin payment” or “settlement payment” and a “transfer” as defined in the Bankruptcy Code.

(r)	Notice of Certain Other Events. Counterparty covenants and agrees that:

(i)	promptly following the public announcement of the results of any election by the holders of Shares with respect to the consideration due upon consummation of any Merger Event, Counterparty shall give Dealer written notice of the weighted average of the types and amounts of consideration received by holders of Shares upon consummation of such Merger Event (the date of such notification, the “Consideration Notification Date”); provided that in no event shall the Consideration Notification Date be later than the date on which such Merger Event is consummated; and

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(ii)	(A) Counterparty shall give Dealer commercially reasonable advance (but in any event at least one Exchange Business Day prior to the relevant Adjustment Notice Deadline) written notice of the section or sections of the Indenture and, if applicable, the formula therein, pursuant to which any adjustment will be made to the Convertible Notes in connection with any Potential Adjustment Event (other than a Potential Adjustment Event in respect of the Dilution Adjustment Provisions set forth in Section [14.04(b)]32 or Section [14.04(d)]33 of the Indenture) or Merger Event (or, if the Convertible Notes are no longer outstanding, any such Potential Adjustment Event or Merger Event that would have resulted in an adjustment to the Convertible Notes if the Convertible Notes were outstanding) and (B) promptly following any such adjustment, Counterparty shall give Dealer written notice of the details of such adjustment (or such adjustment that would have occurred if the Convertible Notes were outstanding, as the case may be). The “Adjustment Notice Deadline” means (i) for any Potential Adjustment in respect of the Dilution Adjustment Provision set forth in Section [14.04(a)]34 of the Indenture, the relevant “Ex-Dividend Date” (as such term is defined in the Indenture) or “Effective Date” (as such term is defined in the Indenture), as the case may be, (ii) for any Potential Adjustment in respect of the Dilution Adjustment Provision in the first formula set forth in Section [14.04(c)]35 of the Indenture, the first “Trading Day” (as such term is defined in the Indenture) of the period referred to in the definition of “SP0” in such formula, (iii) for any Potential Adjustment in respect of the Dilution Adjustment Provision in the second formula set forth in Section [14.04(c)]36 of the Indenture, the first “Trading Day” (as such term is defined in the Indenture) of the “Valuation Period” (as such term is defined in the Indenture), (iv) for any Potential Adjustment in respect of the Dilution Adjustment Provision set forth in Section [14.04(e)]37 of the Indenture, the first “Trading Day” (as such term is defined in the Indenture) of the period referred to in the definition of “SP’” in the formula in such Section, and (v) for any Merger Event, the effective date of such Merger Event (or, if earlier, the first day of any valuation or similar period in respect of such Merger Event).

(s)	Wall Street Transparency and Accountability Act. In connection with Section 739 of the Wall Street Transparency and Accountability Act of 2010 (“WSTAA”), the parties hereby agree that neither the enactment of WSTAA or any regulation under the WSTAA, nor any requirement under WSTAA or an amendment made by WSTAA, shall limit or otherwise impair either party’s otherwise applicable rights to terminate, renegotiate, modify, amend or supplement this Confirmation or the Agreement, as applicable, arising from a termination event, force majeure, illegality, increased costs, regulatory change or similar event under this Confirmation, the Equity Definitions incorporated herein, or the Agreement (including, but not limited to, rights arising from Change in Law, Hedging Disruption, Increased Cost of Hedging, an Excess Ownership Position, or Illegality (as defined in the Agreement)).

(t)	Agreements and Acknowledgements Regarding Hedging. Counterparty understands, acknowledges and agrees that: (A) at any time on and prior to the Expiration Date, Dealer and its affiliates may buy or sell Shares or other securities or buy or sell options or futures contracts or enter into swaps or other derivative securities in order to adjust its hedge position with respect to the Transaction; (B) Dealer and its affiliates also may be active in the market for Shares other than in connection with hedging activities in relation to the Transaction; (C) Dealer shall make its own determination as to whether, when or in what manner any hedging or market activities in securities of Issuer shall be conducted and shall do so in a manner that it deems appropriate to hedge its price and market risk with respect to the Relevant Prices; and (D) any market activities of Dealer and its affiliates with respect to Shares may affect the market price and volatility of Shares, as well as the Relevant Prices, each in a manner that may be adverse to Counterparty.

____________________

32 Include cross-reference to Indenture section providing for an adjustment to the Conversion Rate in connection with a below-market rights, options or warrants offering.

33Include cross-reference to Indenture section providing for an adjustment to the Conversion Rate in connection with a distribution of cash.

34 Include cross-reference to Indenture section providing for adjustments for share dividends or distributions, or share splits or combinations.

35 Include cross-reference to Indenture section providing for an adjustment to the Conversion Rate in connection with distributions of Distributed Property.

36 Include cross-reference to Indenture section providing for an adjustment to the Conversion Rate in connection with distributions of Distributed Property.

37 Include cross-reference to Indenture section providing for adjustments for issuer tender offers.

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(u)	Early Unwind. In the event the sale of the [“Firm Securities”][“Optional Securities”]38 (as defined in the Purchase Agreement (the “Purchase Agreement”) dated as of [__], 2026, among Counterparty and Cantor Fitzgerald & Co., as representative of the Initial Purchasers party thereto (the “Initial Purchasers”)) is not consummated with the Initial Purchasers for any reason, or Counterparty fails to deliver to Dealer opinions of counsel as required pursuant to Section 9(a), in each case by 5:00 p.m. (New York City time) on the Premium Payment Date, or such later date as agreed upon by the parties (the Premium Payment Date or such later date the “Early Unwind Date”), the Transaction shall automatically terminate (the “Early Unwind”), on the Early Unwind Date and (i) the Transaction and all of the respective rights and obligations of Dealer and Counterparty under the Transaction shall be cancelled and terminated and (ii) each party shall be released and discharged by the other party from and agrees not to make any claim against the other party with respect to any obligations or liabilities of the other party arising out of and to be performed in connection with the Transaction either prior to or after the Early Unwind Date. Each of Dealer and Counterparty represents and acknowledges to the other that, upon an Early Unwind, all obligations with respect to the Transaction shall be deemed fully and finally discharged.

(v)	Payment by Counterparty. In the event that, following payment of the Premium, (i) an Early Termination Date occurs or is designated with respect to the Transaction as a result of a Termination Event or an Event of Default (other than an Event of Default arising under Section 5(a)(ii) or 5(a)(iv) of the Agreement) and, as a result, Counterparty owes to Dealer an amount calculated under Section 6(e) of the Agreement, or (ii) Counterparty owes to Dealer, pursuant to Section 12.7 or Section 12.9 of the Equity Definitions, an amount calculated under Section 12.8 of the Equity Definitions, such amount shall be deemed to be zero.

(w)	Other Adjustments Pursuant to the Equity Definitions. Notwithstanding anything to the contrary in this Confirmation, solely for the purpose of adjusting the Cap Price pursuant to this Section 9(w), the terms “Merger Event,” “Tender Offer” and “Potential Adjustment Event” shall each have the meanings assigned to such term in the Equity Definitions (in the case of the definition of “Tender Offer,” as amended by Section 9(i)(ii) above, and in the case of the definition of “Potential Adjustment Event”, as amended by Section 9(i)(i) above), and upon the occurrence of a Merger Date, the occurrence of a Tender Offer Date, or declaration by Counterparty of the terms of any Potential Adjustment Event, respectively, as such terms are defined in the Equity Definitions, the Calculation Agent shall determine whether such occurrence or declaration, as applicable, has had a material economic effect on the Transaction and, if so, shall, adjust the Cap Price to preserve the fair value of the Options to Dealer; provided that (x) solely in the case of a Potential Adjustment Event pursuant Section 11.2(e)(i), (ii)(A) or (iv), no adjustments will be made to account solely for changes in volatility, expected dividends, stock loan rate or liquidity relative to the relevant Shares, (y) the parties agree that Exempted Repurchases shall not be considered Potential Adjustment Events and (z) in no event shall the Cap Price be less than the Strike Price. “Exempted Repurchase” means any (1) open market Share repurchase at prevailing market prices (including, without limitation, any discount to average VWAP prices), (2) Share repurchase through a dealer pursuant to accelerated share repurchases, forward contracts or similar transactions that is entered into at prevailing market prices (including, without limitation, any discount to average VWAP prices) and in accordance with customary market terms for transactions of such type to repurchase the Shares, or (3) any reacquisition of Shares pursuant to Counterparty’s employee incentive plans in connection with the related equity transactions, or Counterparty’s withholding of Shares to cover tax liabilities associated with such equity transactions, so long as, in the case of each of clause (1) and clause (2), such repurchase or transaction would not reduce the number of total Shares outstanding to be less than [_______]39 Shares, as determined by Calculation Agent in a commercially reasonable manner and as adjusted by the Calculation Agent to account for any subdivision or combination with respect to the Shares.

____________________

38 To be confirmed

39 Insert number of Shares equal to 80% of total Shares outstanding as of the Trade Date for the Base Capped Call Confirmation.

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(x)	Tax Matters.

(i)	Withholding Tax Imposed on Payments to Non-U.S. Counterparties . “Indemnifiable Tax,” as defined in Section 14 of the Agreement, shall not include (i) any U.S. federal withholding tax imposed or collected pursuant to Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (a “FATCA Withholding Tax”) or (ii) any tax imposed on amounts treated as dividends from sources within the United States under Section 871(m) of the Code (or any Treasury Regulations or other guidance issued thereunder) (a “Section 871(m) Tax”). “Tax” as used in Section 9(x)(ii) of this Confirmation shall not include any FATCA Withholding Tax. For the avoidance of doubt, a FATCA Withholding Tax and a Section 871(m) Tax are each a Tax the deduction or withholding of which is required by applicable law for the purposes of Section 2(d) of the Agreement.

(ii)	Tax Documentation. For the purposes of Sections 4(a)(i) and 4(a)(ii) of the Agreement, Dealer shall provide to Counterparty a valid U.S. Internal Revenue Service Form [W-9]40, or any successor thereto, and Counterparty shall provide to Dealer a valid U.S. Internal Revenue Service Form [W-8BEN-E], or any successor thereto, (i) on or before the date of execution of this Confirmation, (ii) promptly upon learning that any such tax form previously provided by it has become obsolete or incorrect and (iii) promptly upon reasonable request of the other party. Additionally, each party shall, promptly upon request by the other party, provide such other tax forms and documents reasonably requested by the other party.

(iii)	Payor Tax Representations. For the purpose of Section 3(e) of the Agreement, each party makes the following representation: It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 9(h) of the Agreement or amounts payable hereunder that are considered to be interest for U.S. federal income tax purposes) to be made by it to the other party under the Agreement. In making this representation, it may rely on (i) the accuracy of any representations made by the other party pursuant to Section 9(x)(iv) of this Confirmation, (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of the Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of the Agreement, (iii) the satisfaction of the agreement of the other party contained in the last sentence of Section 9(x)(iv) of this Confirmation and (iv) the documentation provided by the other party pursuant to Section 9(x)(ii) of this Confirmation, except that it will not be a breach of this representation where reliance is placed on clause (ii) above and the other party does not deliver a form or document under Section 4(a)(iii) of the Agreement by reason of material prejudice to its legal or commercial position.

(iv)	Payee Tax Representations. For the purpose of Section 3(f) of the Agreement, the parties make the representations below:

(A)	Counterparty is a corporation organized under the laws of Jersey. Counterparty is classified as a corporation for U.S. federal income tax purposes. No income received or to be received under the Agreement will be effectively connected with the conduct of a trade or business by Counterparty in the United States. Counterparty is a “foreign person” as that term is used in Section 1.6041-4(a)(4) of the Treasury Regulations.

____________________

40To be modified for Dealers as appropriate.

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(B)	[Dealer is a corporation for U.S. federal income tax purposes and is organized under the laws of [the United States]. Dealer is a “U.S. person” as that term is used in Treasury Regulations Section 1.1441-4(a)(3)(ii) and an exempt recipient as that term is used in Treasury Regulations Section 1.6049-4(c)(l)(ii) .]41

In the event that either party becomes aware that a representation made under this Section 9(x)(iv) would not be accurate and complete if made at that time, it shall so notify the other party promptly thereafter.

(y)	Counterparts. This Confirmation may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Delivery of an executed signature page by facsimile or electronic transmission (e.g. “pdf” or “tif”), or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law, e.g., www.docusign.com, shall be effective as delivery of a manually executed counterpart hereof.

(z)	[Conduct Rules. Each of Dealer and Counterparty acknowledges and agrees to be bound by the Conduct Rules of the Financial Industry Regulatory Authority, Inc. applicable to transactions in options, and further agrees not to violate the position and exercise limits set forth therein.

(aa)	Risk Disclosure Statement. Counterparty represents and warrants that it has received, read and understands the OTC Options Risk Disclosure Statement and a copy of the most recent disclosure pamphlet prepared by The Options Clearing Corporation entitled “Characteristics and Risks of Standardized Options”.]42

(bb)	[U.S. Resolution Stay Protocol. The parties acknowledge and agree that (i) to the extent that prior to the date hereof both parties have adhered to the 2018 ISDA U.S. Resolution Stay Protocol (the “Protocol”), the terms of the Protocol are incorporated into and form a part of the Agreement, and for such purposes the Agreement shall be deemed a Protocol Covered Agreement, Dealer shall be deemed a Regulated Entity and Counterparty shall be deemed an Adhering Party; (ii) to the extent that prior to the date hereof the parties have executed a separate agreement the effect of which is to amend the qualified financial contracts between them to conform with the requirements of the QFC Stay Rules (the “Bilateral Agreement”), the terms of the Bilateral Agreement are incorporated into and form a part of the Agreement, and for such purposes the Agreement shall be deemed a Covered Agreement, Dealer shall be deemed a Covered Entity and Counterparty shall be deemed a Counterparty Entity; or (iii) if clause (i) and clause (ii) do not apply, the terms of Section 1 and Section 2 and the related defined terms (together, the “Bilateral Terms”) of the form of bilateral template entitled “Full-Length Omnibus (for use between U.S. G-SIBs and Corporate Groups)” published by ISDA on November 2, 2018 (currently available on the 2018 ISDA U.S. Resolution Stay Protocol page at www.isda.org and, a copy of which is available upon request), the effect of which is to amend the qualified financial contracts between the parties thereto to conform with the requirements of the QFC Stay Rules, are hereby incorporated into and form a part of the Agreement, and for such purposes the Agreement shall be deemed a “Covered Agreement,” Dealer shall be deemed a “Covered Entity” and Counterparty shall be deemed a “Counterparty Entity.” In the event that, after the date of the Agreement, both parties hereto become adhering parties to the Protocol, the terms of the Protocol will replace the terms of this paragraph. In the event of any inconsistencies between the Agreement and the terms of the Protocol, the Bilateral Agreement or the Bilateral Terms (each, the “QFC Stay Terms”), as applicable, the QFC Stay Terms will govern. Terms used in this paragraph without definition shall have the meanings assigned to them under the QFC Stay Rules. For purposes of this paragraph, references to “the Agreement” include any related credit enhancements entered into between the parties or provided by one to the other. In addition, the parties agree that the terms of this paragraph shall be incorporated into any related covered affiliate credit enhancements, with all references to Dealer replaced by references to the covered affiliate support provider. “QFC Stay Rules” means the regulations codified at 12 C.F.R. 252.2, 252.81–8, 12 C.F.R. 382.1-7 and 12 C.F.R. 47.1-8, which, subject to limited exceptions, require an express recognition of the stay-and-transfer powers of the FDIC under the Federal Deposit Insurance Act and the Orderly Liquidation Authority under Title II of the Dodd Frank Wall Street Reform and Consumer Protection Act and the override of default rights related directly or indirectly to the entry of an affiliate into certain insolvency proceedings and any restrictions on the transfer of any covered affiliate credit enhancements.]43

____________________

41 To be updated to reflect Dealer-specific tax boilerplate.

42 Insert if applicable.

43 Update as necessary.

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(cc)	EXLUSIVE JURISDICTION. NOTWITHSTANDING ANYTHING TO THE CONTRARY UNDER SECTION 13(B) OF THE AGREEMENT, THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN THE BOROUGH OF MANHATTAN, IN THE CITY OF NEW YORK IN ANY SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THE AGREEMENT, THIS CONFIRMATION OR ANY TRANSACTIONS CONTEMPLATED HEREBY. DEALER AND COUNTERPARTY INTEND THAT THIS TRANSACTION BE ENTERED INTO, AND THIS CONFIRMATION BE EXECUTED, IN THE STATE OF NEW YORK.

(dd)	[Insert Other Regulatory Boilerplate]

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Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it to Dealer.

Very truly yours,

[Dealer]

By:
Authorized Signatory
Name:

31

Accepted and confirmed
as of the Trade Date:

Caledonia Mining Corporation Plc

By:

Name:

Title:

32